UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Learn CW Investment Corporation
(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G54157105
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	David Slotkin, Esq. Scott Lesmes, Esq. Morrison & Foerster LLP 2100 L Street, NW, Suite 900 Washington, DC 20037 (202) 887-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G54157105
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 23,000,000 Shares outstanding on May 18, 2022, as disclosed by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on May 20, 2022.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (the “Shares”), of Learn CW Investment Corporation, a Cayman Islands exempted corporation (the “Issuer”). The principal executive office of the Issuer is located at 11755 Wilshire Blvd., Suite 2320, Los Angeles, California 90025.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank” or the “Reporting Person”). The name, business address, citizenship and present principal occupation or employment of each executive officer and member of the Board of Directors of SoftBank is set forth on Appendix A-1 and is incorporated herein by reference

(b) The principal business address of SoftBank is 1-7-1, Kaigan, Minato-ku, Tokyo 105-7537 Japan.

(c) SoftBank is a Japanese publicly traded holding company that manages its holdings and conducts its operations through various subsidiaries.

(d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any person on Appendix A-1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

 (e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any person on Appendix A-1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SoftBank is organized under the laws of Japan.

Item 3.	Source and Amount of Funds or Other Consideration

On October 13, 2021, SB Northstar LP, a Cayman Islands exempted limited partnership (“SB Fund”), bought 10,000,000 units, each unit consisting of one Share and one-half of one warrant, in the initial public offering of the Shares. The aggregate purchase price paid for the Shares was $100,000,000. The Shares were purchased with the working capital of SB Fund. From the date of purchase until March 31, 2022, SB Management Limited, a wholly owned subsidiary of the Reporting Person, was the manager of SB Fund. On March 31, 2022, SB Management Limited ceased to be the manager of SB Fund and management of the SB Fund reverted to SB Northstar GP, a Cayman Islands exempted company (“Fund GP”), the general partner of SB Fund and a wholly-owned subsidiary of the Reporting Person.  As a result, the Reporting Person lost the ability to file on Schedule 13G pursuant to Rule 13d-1(b) and is filing this amendment on Schedule 13D.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

 The Reporting Person acquired the Shares reported herein for investment purposes.

Although the Reporting Person does not currently have any specific plan or proposal to acquire or dispose of Shares (except as otherwise described in this Schedule 13D), the Reporting Person, consistent with its investment purpose and subject to the agreement described in Item 6 below, at any time and from time to time may acquire Shares or securities convertible, exchangeable or exercisable for or into Shares or dispose of any or all of the Shares it holds (including, without limitation, transferring such Shares to affiliated transferees, or entering into derivative or lending transactions), depending upon an ongoing evaluation of its investment in the Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of the Reporting Person and/or other investment considerations.

The Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, neither the Reporting Person nor, to the knowledge of the Reporting Person, any individuals listed in Appendix A-1 attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 23,000,000 Shares outstanding on May 18, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2022.

As the Fund GP is a wholly owned subsidiary of SoftBank, SoftBank may be deemed to beneficially own the Shares directly beneficially owned by the SB Fund.

(c) Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendix A-1 has effected any transaction in Shares during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

On October 7, 2021, the Issuer and SB Fund entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, SB Fund agreed (A) to vote the Shares any public shares thereafter acquired in favor of any proposed business combination and (B) not to transfer, assign or sell any Shares for a period of 60 days from the effective date of the underwriting agreement without the prior written consent of the underwriter.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on October 14, 2021 and is incorporated by reference herein as Exhibit 1.

Item 7.	Material to be Filed as Exhibits.

1	Letter Agreement, dated October 7, 2021, between the Company and Softbank (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 14, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022

SOFTBANK GROUP CORP.

	By:	/s/ Yuko Yamamoto
	Name:	Yuko Yamamoto
	Title:	Head of Corporate Legal

APPENDIX A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; President, Representative Director (Chairperson of the Board), A Holdings Corporation

Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.

Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
Board Director of SoftBank Group Corp.; President and Representative Director, Co-CEO, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.; President and Representative Director, President Corporate Officer, CEO (Chief Executive Officer), Yahoo Japan Corporation

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD.

Lip-Bu Tan*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Founder and Chairman of Walden International, Inc.; CEO of Cadence Design Systems Inc.; Director of Schneider Electric Corporation

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.	MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo

Kenneth A. Siegel*, a citizen of the United States SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION

Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.

Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer of SoftBank Group Corp.

Rajeev Misra, a citizen of the United Kingdom of Great Britain and Northern Ireland SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp.

*	Director
**	Corporate Auditor